July 8, 2005

Mr. Michael Moran
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549


RE:     The Pepsi Bottling Group, Inc.           Bottling Group, LLC
        PBG 401(k) Program                       Item 4.01 Form 8-K filed
        PBG 401(k) Savings Program               June 6, 2005
        Item 4.01 Forms 8-K filed June 6, 2005   File No. 333-80361-01
        File No. 01-14893


Dear Mr. Moran:

     I am writing in response to your letter, dated July 5, 2005, relating to the above referenced Forms 8-K. In your letter, you provide one comment with respect to the Forms 8-K filed by The Pepsi Bottling Group, Inc. ("PBG") and Bottling Group, LLC ("BGLLC") and two comments with respect to the Forms 8-K filed by the PBG 401(k) Program and the PBG 401(k) Savings Program
(collectively, the "Plans"). You suggest that we either revise our filings to reflect the comments set out in your letter or provide an explanation as to why we believe the comments are inapplicable or why it is unnecessary to revise our filings.

     Comment 1. In the first comment of your letter, you point out that, in the letter from KPMG LLP ("KPMG") attached as Exhibit 16 to the PBG and BGLLC Forms 8-K, KPMG does not agree or disagree with the information in the second paragraph of the Forms 8-K. The second paragraph reads as follows:

          At a meeting held on June 1, 2005, the Audit Committee approved the engagement of Deloitte & Touche LLP ("D&T") as PBG's independent auditors and the dismissal of KPMG. This change in independent auditors is effective as of June 1, 2005 (the "Auditor Change Date").

     You indicate that KPMG should be able to address whether or not they were dismissed, effective June 1, 2005.

     We believe that KPMG's letter satisfies the requirements of Item 304(a)(3) of Regulation S-K because, as required by that regulation, KPMG indicates whether they agree or disagree with each of the elements of the disclosure required by Item 304(a)(1). As to your specific comment, we agree with you that KPMG should be able to agree or

Mr. Michael Moran
Securities and Exchange Commission
July 8, 2005
Page 2



disagree with the disclosure required by Item 304(a)(1)(i) (whether KPMG "resigned, declined to stand for re-election or was dismissed and the date thereof"). Indeed, in their letter, KPMG states: "On June 1, 2005, our appointment as principal accountants was terminated." It is PBG's and BGLLC's belief that, by making this explicit statement, KPMG acknowledged and agreed that they were dismissed by the Audit Committee, effective June 1, 2005.

     PBG and BGLLC further believe that KPMG's statement that they did not agree or disagree with the second paragraph does not contradict KPMG's acknowledgement of their dismissal. Rather, KPMG's statement merely reflects the fact that KPMG did not attend the June 1, 2005 meeting of the Audit Committee and, therefore, could not agree or disagree with the summary of the decisions made at that meeting, which is set out in the second paragraph.

     While we recognize the potential distinction of using the word "termination" instead of "dismissal," and we note that KPMG acknowledged their "termination," we respectfully submit that there is no significance to be assigned to the distinction between the two words in this instance.

     In light of the above, we respectfully submit that no revision of our filing is necessary.

     Comment 2. With respect to the second comment of your letter, we acknowledge and agree that we have reported a future dismissal of KPMG as the principal accountants of the Plans. As we indicated in the Forms 8-K for the Plans, we intend to file amended Forms 8-K for the Plans when KPMG has completed all of their audit work. The amended Forms 8-K will set forth the date KPMG completes their work and will address whether or not there were any disagreements through such date. We currently anticipate filing the amended Forms 8-K in mid-October, and we do not anticipate any disagreements with KPMG.

     Comment 3. With respect to the third comment in your letter, we agree that the Forms 8-K for the Plans should be signed by an authorized representative of the Plans. PBG is the named plan administrator of the Plans. There are no specific individuals who are designated plan administrators or authorized representatives for the Plans. As a result of PBG's status as plan administrator, it is our position that any duly appointed officer of PBG may sign as an authorized representative of the Plans. As a senior vice president of PBG, I am a duly appointed officer of PBG and, therefore, an authorized representative of the Plans.

     In connection with the above response to the comments in your letter, PBG, BGLLC and the Plans each acknowledge: (1) it is responsible for the adequacy and

Mr. Michael Moran
Securities and Exchange Commission
July 8, 2005
Page 3



accuracy of the disclosures in the Forms 8-K; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the Forms 8-K; and (3) it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     PBG, BGLLC and the Plans respectfully request your consideration of the above responses to your comments and further request notice of whether you agree that revising our filing in response to your first comment is unnecessary. If you have any questions or comments regarding this matter, please do not hesitate to contact me at (914) 767-7971.

                                                 Sincerely,


                                                 /s/ Steven M. Rapp
                                                 -------------------
                                                 Steven M. Rapp
                                                 Senior Vice President,
                                                 General Counsel and Secretary


cc:      A. Forster
         D. Yawman